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9450 SEWARD ROAD_-_FAIRFIELD, OHIO 45014-2230
          513-881-8000 - FAX 513-881-8689

                                                                  EXHIBIT (A)(1)

Dear Stockholder:

    I am pleased to inform you that Mercantile Stores Company, Inc. (the "Company"), Dillard's, Inc. ("Dillard's") and MSC Acquisitions, Inc. (the "Purchaser"), a wholly-owned subsidiary of Dillard's, have entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the acquisition of all of the issued and outstanding shares of the Common Stock, par value $.14 2/3 per share, of the Company at $80.00 cash per share.

    Pursuant to the Merger Agreement, the Purchaser has today commenced a cash tender offer (the "Offer") for all outstanding shares of Common Stock at a price of $80.00 net per share. The Merger Agreement further provides that, following the Offer, all shares of the Common Stock of the Company which are not acquired through the Offer will be acquired through a merger at the same $80.00 cash price. The Offer is conditioned on, among other things, there being validly tendered and not withdrawn a number of shares of Common Stock which, together with any shares owned, directly or indirectly, by Dillard's or the Purchaser, constitute more than 50% of the voting power (on a fully-diluted basis) of all securities of the Company entitled to vote generally in the election of directors or in a merger.

    AS MORE FULLY DESCRIBED IN THE ATTACHED SCHEDULE 14D-9, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE ADVISABLE AND ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY AND RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE PURCHASER.

    Enclosed for your consideration are copies of the tender offer materials and the Company's Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. These documents should be read carefully. In particular, I call your attention to Item 4 of the enclosed Schedule 14D-9, which describes both the reasons for the Board's recommendation and certain additional factors that stockholders may wish to consider before taking action with respect to the offer.

    Your Board of Directors believes that the proposed acquisition of the Company by Dillard's is fair and in the best interests of our stockholders. Each executive officer and director of the Company currently intends to tender his or her shares for purchase by Dillard's (except for shares that are subject to certain restrictions) and, if a stockholder vote is required, to vote in favor of the merger.

                                          Sincerely,
                                          /s/ DAVID L. NICHOLS
                                          --------------------------------------
                                          David L. Nichols
                                          Chairman of the Board